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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

G.H.M., Inc.
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

74 Trinity Place, 20th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York,                           NY                   10006
--------------------------------------------------------------------------------
   (City) (State) (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

EPL Technologies, Inc. (EPTG)
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4. Statement for Month/Day/Year

December 6, 2002
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [ ]  Director                             [x]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by One Reporting Person
     [x]  Form filed by More Than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                5.              6.
                                        2A.                      4.                             Amount of       Owner-
                                        Deemed                   Securities Acquired (A) or     Securities      ship
                            2.          Execution   3.           Disposed of (D)                Beneficially    Form:     7.
                            Transaction Date,       Transaction  (Instr. 3, 4 and 5)            Owned Following Direct    Nature of
                            Date        if any      Code         ------------------------------ Reported        (D) or    Indirect
1.                          (Month/     (Month/     (Instr. 8)                   (A)            Transaction(s)  Indirect  Beneficial
Title of Security           Day/        Day/        ------------     Amount      or     Price   (Instr. 3       (I)       Ownership
(Instr. 3)                  Year)       Year)        Code     V                  (D)            and 4)          (Instr. 4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares par value
$.001                        12/6/02                  S              742,736     D(3)   $0.01
------------------------------------------------------------------------------------------------------------------------------------
Common Shares par value
$.001                        12/6/02                  S              20,000      D(4)   $0.01
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 2,935,487.5    D(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1,884,676.5     D(3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  15,000        D(1)(5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


                                                                       (Over)
                                                              SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          10.
                                                                                                          Number
                                                                                                          Owner-
                                                                                                          of
                                                                                                          ship
                                                                                                          Deriv-
                                                                                                          Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    ficially  ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price    Trans-  tion -  action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4, and 5)     Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


See the attached notes.


      /s/ G.H.M., Inc.                                            12/9/02
      ---------------------------------                       -----------------
      **Signature of Reporting Person                               Date
        By: Joseph Giamanco
            President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(1) G.H.M., Inc., a New York corporation ("G.H.M.") is jointly filing this Form 4 with Joseph Giamanco, Ronald J. Menello and Gary A. Herman. Joseph Giamanco holds a 52% ownership interest in G.H.M. and is the President and Chief Executive Officer of G.H.M. Ronald J. Menello holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Gary A. Herman holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Prior to the transactions reported herein, the group filers may be deemed to be members of a group (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) that holds in excess of 10% of the outstanding shares of Common Stock. Messrs. Giamanco, Menello and Herman disclaim ownership of the shares purchase shares owned by G.H.M., Inc. except to the extent of their actual pecuniary interest.

(2) G.H.M. owns 2,935,487.5 shares of common stock ("Common Stock"), $.001 par value per share, of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Messrs. Giamanco, Menello and Herman disclaim beneficial ownership of all such shares except to the extent of their actual economic interest in G.H.M.

(3) Following the sale of 742,736 shares of Common Stock reported herein, Joseph Giamanco owns 1,884,676.5 shares of Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Menello and Herman disclaim beneficial ownership of all such shares.

(4) Following the sale of 20,000 shares of Common Stock reported herein, Ronald J. Menello owns no shares of Common Stock of EPL Technologies.

(5) Gary A Herman owns 15,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Menello disclaim beneficial ownership of all such shares.

Joint Filer Information

Name:       Joseph Giamanco

Address:    c/o G.H.M., Inc.
            74 Trinity Place
            New York, NY 10006

Designated Filer: G.H.M., Inc.

Issuer & Ticker Symbol: EPL Technologies, Inc. (EPTG)

Date of Event Requiring:      December 6, 2002
      Statement

Signature:                    /s/ Joseph Giamanco
                              -----------------------------
                              Joseph Giamanco

Name: Ronald J. Menello

Address:    c/o G.H.M., Inc.
            74 Trinity Place
            New York, NY 10006

Designated Filer: G.H.M., Inc.

Issuer & Ticker Symbol: EPL Technologies, Inc. (EPTG)

Date of Event Requiring:      December 6, 2002
      Statement

Signature:                    /s/ Ronald J. Menello
                              ----------------------------
                              Ronald J. Menello

Name: Gary A. Herman

Address:    c/o G.H.M., Inc.
            74 Trinity Place
            New York, NY 10006

Designated Filer: G.H.M., Inc.

Issuer & Ticker Symbol: EPL Technologies, Inc. (EPTG)

Date of Event Requiring:      December 6, 2002
      Statement

Signature:                    /s/ Gary A. Herman
                              ---------------------------
                              Gary A. Herman